Exhibit 99.1

Namodenoson Treatment for Pancreatic and Liver Cancer: Data will be Discussed in Out-licensing and Distribution Partnering Meetings at Bio Europe Conference

PETACH TIKVA, Israel, March 11, 2024 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncology and inflammatory diseases, today announced its VP of Business Development, Dr. Sari Fishman, will present data from the pancreatic and liver cancer programs during numerous partnering meetings at the BIO-Europe Spring 2024 in Barcelona, Spain, on Mar 18-27, 2024 (https://informaconnect.com/bioeurope-spring/).

Can-Fite’s pipeline of indications includes Namodenoson for the treatment of advanced liver cancer and pancreatic cancer; both indications have been licensed to the Swiss company Ewopharma for Eastern Europe. The liver cancer indication has been licensed as well to CMS in China and CKD in South Korea. Piclidenoson has been out-licensed to Cipher in Canada; Gebro Pharma for Swiss, Spain, Austria; CMS for China; and Kyongboo for South Korea. Each of the deals include upfront and milestone payments. The Company’s growing slate of indications and advanced pipeline are attracting increased interest from additional potential partners. Focusing on its core expertise in clinical development, Can-Fite pursues a strategy of partnering with companies in specific geographic markets that specialize in pharmaceutical distribution and regional regulatory approval.

“Advanced liver cancer and pancreatic cancer are Can-Fite’s clinical-stage indications for Namodenoson and am delighted with the interest that Namodenoson is raising with companies that will participate in the Bio Europe Conference and are experts in drug development and distribution in the oncology arena. The conference provides us with the opportunity to present our other developments to lead pharmaceutical companies,” stated Dr. Sari Fishman, VP Business Development at Can-Fite.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that addresses multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. One of the two Company’s lead drug candidates, Piclidenoson recently reported positive topline results in a Phase III trial for psoriasis. A pivotal Phase III for this drug is expected to commence soon. Can-Fite’s other lead drug for treating cancer and liver diseases, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of steatotic liver disease (SLD), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe for its HCC indication and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. Piclidenoson and Namodenoson have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the COVID-19 pandemic and the Russian invasion of Ukraine; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 30, 2023 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114